

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 4, 2022

Darren Myers
Chief Financial Officer
Algonquin Power & Utilities Corp.
354 Davis Road
Oakville, Ontario
Canada L6J 2X1

  Re: Algonquin Power & Utilities Corp.
    Form 40-F for the Fiscal Year Ended December 31, 2021
    Filed March 4, 2022
    File No. 001-37946

Dear Darren Myers:

  We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing your response to these comments, we may have additional comments.

Form 40-F for the Fiscal Year Ended December 31, 2021

Exhibit 99.2
3. Business Acquisitions and development projects

1. We note you completed several acquisitions including your most recent acquisition of New York American Water Company, Inc. Revise to disclose the information required by ASC 805-10-50- 2(h)(1) through (h)(4). If disclosure of this information is impracticable, please disclose that fact as well as why the disclosure is impracticable.

7. Regulatory matters

2. Revise your disclosure to clarify which regulatory assets are included in your rate base. Further, please disclose the recovery period for those assets not earning a return. See ASC 980-340-50-1.

3.   Tell us how you concluded the Granite Bridge feasibility costs were probable of recovery as of December 31, 2021.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Robert Babula, Staff Accountant at (202) 551-3339, or Gus Rodriguez, Branch Chief at (202) 551-3752 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation